UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On June 16, 2026, Farmmi, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to such Purchasers, in a registered direct offering (the “Offering”), an aggregate of 16,571,429 Class A ordinary shares (the “Shares”), at an offering price of $0.35 per Share, for gross proceeds of $5.8 million before deducting offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Shares were offered pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-3 (File No. 333-280348), including the base prospectus contained therein, which was filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2024 and was declared effective by the Commission on June 27, 2024.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference. A copy of the opinion of Campbells LLP, as legal counsel to the Company relating to the legality of the issuance and sale of the Shares in the Offering, is filed as Exhibit 5.1 hereto.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-280348) and into the prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Campbells LLP
10.1	Form of Securities Purchase Agreement, dated June 16, 2026 by and between Farmmi, Inc. and Purchasers
23.1	Consent of Campbells LLP (included in the opinion filed as Exhibit 5.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: June 22, 2026	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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